Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 9, 2006

TECHNIP
(Exact name of registrant as specified in its charter)

6-8 allée de l’Arche
92973 Paris La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82__________

ACTIVITY REPORT FOR THE FIRST HALF OF 2006

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     A French corporation (société anonyme) with capital of € 84.816.289,48
Corporate headquarters:6-8 allée de l’Arche, Faubourg de l’Arche – Zac Danton,
92400 COURBEVOIE
Nanterre Trade Registry 589 803 261. - APE: 741J.

I	MAJOR EVENTS IN THE FIRST HALF OF 2006
II	ACTIVITY REPORT FOR THE FIRST HALF OF 2006
III	CONTRACTS-IN-PROGRESS FOR THE FIRST HALF OF 2006 AND BACKLOG EVOLUTION
IV	FORESEEABLE TREND DURING THE 2006 FISCAL YEAR
V	CONSOLIDATED INCOME STATEMENTS FOR THE FIRST HALF OF 2006
1) COMMENTS ON THE CONSOLIDATED INCOME STATEMENTS FOR THE FIRST HALF OF 2006
2) FINANCIAL STATEMENTS
VI	STATUTORY AUDITORS’ REPORT

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I - MAJOR EVENTS IN THE FIRST HALF OF 2006

Technip’s second quarter 2006 results have improved compared to the previous three-month period. During the first quarter of 2006, revenues grew faster than operating income. This occurred because an unusually high proportion of revenues was generated by recent contracts on which we recognize very little profit as long as they are in their early execution phase. In line with the advancement of these projects during the second quarter, our operating income, as expected, started to grow faster than revenues.

For the full year 2006, we retain our operating income target of at least EUR 340 million even if it looks more challenging than anticipated a few months ago since the global manufacturing, construction and installation capacities devoted to oil and gas projects are very stretched.

On February 23, 2006, Technip announced the early redemption of all outstanding convertible/exchangeable bonds issued in January 2002. As of January 31, 2006, there were 3,579,811 bonds outstanding.

As a result of this conversion, shareholders’ equity and the Group’s net cash position increased by EUR 550.2 million and EUR 583.2 million, respectively. This transaction will eliminate the convertible bond charges beginning in the second quarter of 2006. On a full year basis these were EUR 38.0 million in 2005.

Second quarter 2006 financial charges were 40% lower than during the second quarter 2005. The combined effect of higher operating income and lower financial charges is a 55% year-on-year progression in net income.

We decided to return to our shareholders excess cash made available by the convertible bond conversion, and subsequently initiated a new share buyback program last May. To-date, Technip has purchased close to 5 million of its shares for a total value of EUR 224 million. We intend to continue this program, and, if needed, complement it with various other steps.

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II ACTIVITY REPORT FOR THE FIRST HALF OF 2006

JANUARY

France
Technip has been awarded by a turn key project by Diester Industrie for the engineering and construction of a new biodiesel production unit with a capacity of 100,000 t/y. This new unit will be located in Venette near Compiègne.

France
Technip was awarded a lump-sum services contract worth approximately €3.5 million from the French postal service. The contract is for the project management of the technical integration of the first two automated mail sorting platforms (PIC) to be located in the Loire Valley and Lorraine regions in France, and includes an option on the next five PIC platforms. The contract award followed a study conducted by Technip in February 2004 which defined the organization and equipment locations for these new platforms.

Belgium
Technip signed a turnkey contract with Total Petrochemicals for the construction of a demonstration unit for the Feluy (Belgium) petrochemical complex. This unit will implement a combination of the Methanol-to-Olefins (MTO) process developed by UOP/HYDRO and the Olefin Cracking Process (OCP) developed by Total Petrochemicals/UOP.

New Caledonia
Technip, in a joint venture with Hatch, was awarded by Falconbridge Limited the contract for the Koniambo nickel plant in the north of New Caledonia near Koné. Koniambo is one the world’s largest and most pure nickel and laterite deposits. The plant will have an annual production capacity of 60,000 tons of nickel in the form of a ferrous alloy.

FEBRUARY

In the frame of its non-core asset disposal strategy, Technip announced the completion of two transactions.
On December 22nd 2005, Technip sold its 84% share of Technip Portugal to the company’s management.
The agreement signed between Technip and Gulf Island Fabrication on December 20, 2005 became effective on February 1, 2006. The cooperation agreement signed with Gulf Island Fabrication also came into force and will permit Technip continued access to production capacities in the Gulf of Mexico.

APRIL

Brazil
Technip signed a contract with BG Trinidad and Tobago for the installation of subsea flowlines, risers and umbilicals for the North Coast Marine Area (NCMA) project off the coast of Trinidad.

France
Technip has been awarded a turnkey contract by Diester Industrie for a new biodiesel unit, based on the Axens process, to be built in Montoir-de-Bretagne (near Saint Nazaire).

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MAY

China
Technip has been awarded a services contract by BP Zhuhai Chemical Company Limited, a joint venture of BP and the Fu Hua Group, for a major new Purified Terephtalic Acid (PTA) plant at their site in the Guangdong province of China. This contract, which includes project management and development, will be executed by a team comprised of members from Technip and the client.

France
Technip signed a contract with Geo ASA for hydrographic reconnaissance services and logistic support. The services will be performed for the most part by the new MV Geoholm vessel. This contract goes into effect in June 2006 for a period of three years.

Asia Pacific
Following the signature of a Memorandum of Understanding on September 13th, 2005 Technip and Subsea 7 announced the signature of the final agreement for the formation of a jointly operated company for subsea offshore activities in the Asia Pacific region (excluding India and the Middle East) on May 12th, 2006.

JUNE

France
The Group reached several new milestones in its strategy to renew and develop its subsea construction fleet with the signature of several agreements with the Norwegian ship owner, DOF, which confirmed its commitments in respect to two new-built vessels.

III CONTRACTS-IN-PROGRESS FOR THE FIRST HALF OF 2006 AND BACKLOG EVOLUTION

A) Business Development

During the first half of 2006, Technip’s order intake was EUR 3,127 million compared to EUR 4,166 million during the first half of 2005. Listed below are the main contracts that came into force during the first half of 2006 along with their approximate values (Technip’s share) if publicly disclosed:

• a contract with Qatar Petroleum, ConocoPhillips and Shell for the Qatargas III / IV Projects for two LNG(1) units located in Qatar (USD 1,600 million),

• a contract with RasGas Company Limited on behalf of ExxonMobil for a gas processing facility (AKG-2) located in Qatar (USD 640 million),

• a SURF(2) contract with British Gas for the North Coast Marine Area Development, offshore Trinidad,

________________________
(1)	LNG: liquefied natural gas
(2)	SURF: subsea umbilicals, risers and flowlines
(3)	PTA: purified terephthalic acid

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• a contract with Diester Industrie for a new biodiesel unit to be built in Montoir-de-Bretagne, France, and

• a contract with BP for a PTA(3) plant in Guangdong Province, China.

As of June 30, 2006, the backlog amounted to EUR 11.4 billion, up 38.6% compared to EUR 8.2 billion at June 30, 2005. The breakdown by business segment is as follows (euros in millions):

SURF	2,444	22%
Offshore Facilities	834	7%
Onshore-Downstream	7,941	70%
Industries	164	1%
Total	11,383	100%

Since July 1, 2006, Technip has also signed a contract with Statoil for subsea services in the North Sea which is not included in the backlog at June 30, 2006.

ORDER INTAKE & BACKLOG

Euros in Millions	Order Intake by Business Segment
	Second Quarter			First Half
	2006	2005	Change	2006	2005	Change
SURF	382.5	532.9	-28.2%	658.3	985.8	-33.2%
Offshore Facilities	112.0	492.1	-77.2%	267.5	733.6	-63.5%
Onshore-Downstream	746.4	1,270.1	-41.2%	2,101.1	2,393.8	-12.2%
Industries	61.1	14.4	nm	99.8	52.7	89.4%
TOTAL	1,302.0	2,309.5	-43.6%	3,126.7	4,165.9	-24.9%

	Backlog by Business Segment
	As of June 30, 2006	As of June 30, 2005	Change
SURF	2,443.8	1,939.1	26.0%
Offshore Facilities	833.4	1,243.4	-33.0%
Onshore-Downstream	7,941.4	4,886.7	62.5%
Industries	164.2	140.7	16.7%
TOTAL	11,382.8	8,209.9	38.6%

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	Backlog by Region
	As of June 30, 2006	As of June 30, 2005	Change
Europe, Russia, C Asia	730.9	968.9	-24.6%
Africa	1,701.6	1,664.5	2.2%
Middle East	6,112.1	2,708.8	125.6%
Asia Pacific	1,079.6	1,072.9	0.6%
Americas	1,758.6	1,794.8	-2.0%
TOTAL	11,382.8	8,209.9	38.6%

	Estimated Backlog Scheduling at June 30, 2006
	SURF	shore Facilities	re- Downstream	Industries	Group
2006 (Second Half)	1,178	485	1,900	96	3,659
2007	906	256	3,300	49	4,511
2008 and Beyond	360	93	2,741	19	3,213
TOTAL	2,444	834	7,941	164	11,383

            nm = not meaningful

IV -FORESEEABLE TREND DURING THE FISCAL YEAR

Our markets remain very strong. Demand is particularly high in segments where Technip has built leading positions: deepwater developments, gas liquefaction and processing, heavy oil transformation, refining, petrochemicals, metals and mining, and biofuels. Therefore, we are strengthening our execution capabilities by increasing our workforce, expanding the manufacturing capacities of our plants in France and Brazil and adding new subsea construction vessels. Our capital expenditures are expected to increase by about 50% this year compared to 2005.

Given the current market environment, our goal in terms of business development remains to keep our backlog near the high level reached at the beginning of the year, while continuing to work diligently at further improvement in our risk/reward profile.”

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V CONSOLIDATED INCOME STATEMENTS FOR THE FIRST HALF OF 2006

1) COMMENTS ON THE CONSOLIDATED INCOME STATEMENTS FOR THE FIRST HALF OF 2006

A) Income Statement

First half 2006 revenues were EUR 3,163.4 million, a 24.9% increase compared to EUR 2,532.2 million during the same period one year prior. Revenue growth occurred in all segments except Industries.

Operating income for the first half of 2006 was EUR 138.5 million and, in accordance with IFRS, included a capital gain of EUR 21.5 million related to the sale of assets in the United States. The operating margin ratio was 4.4% compared to 4.6% one year earlier.

Net financial charges were EUR 27.2 million and included a EUR 10.0 million first quarter 2006 charge related to the Group’s convertible bonds.

Income tax was EUR 32.6 million which represents a nominal tax rate of 29.2%,

Net income for the first half of 2006 was EUR 76.8 million, up 39.6% compared to the same period in 2005.

Fully diluted adjusted EPS and E/ADS were EUR 0.80 and USD 1.02, respectively.

B) Balance Sheet

Shareholders’ equity increased by EUR 387.5 million during the first half of 2006 and reflects both the conversion of the convertible bonds into shares during the first quarter and subsequent share repurchases during the second quarter.

C) Cash Flow Statement

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The Group’s net cash position at June 30, 2006 was EUR 1,234.8 million, compared to EUR 668.1 million at the end of December 2005. During the first half of 2006, the operating cash flow was EUR 115.5 million and the working capital position was positive at EUR 290.1 million. A dividend in the amount of EUR 91.0 million was paid to shareholders in May 2006. During the second quarter 2006, the Group also repurchased 4,984,474 shares for a total amount of EUR 223.5 million.

°

°       °

In order to comply with the requirements of the Sarbanes-Oxley Act, Technip established in 2004 a project task force whose mission is to evaluate and propose improvements, if necessary, to the Group’s internal control procedures.

Every quarter, the work of the task force as well as the actions taken following testing of control procedures by external consultants in the subsidiaries and at the corporate level are reported to the Audit Committee of the Board of Directors.

The task force will continue its work during the remainder of 2006, testing the existing internal control procedures of the entire Group in order to identify any weaknesses and propose corrective steps.

In application of the provisions of the Sarbanes-Oxley Act, Technip will issue its self-evaluation report at the beginning of 2007.

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D) Supplemental information by business segment IFRS

Euros in Millions	Q2 2006	Q2 2005	Change	1H 2006	1H 2005	Change

SURF
Revenues	486.3	472.8	2.9%	979.7	873.6	12.1%
Gross Margin	73.3	69.4	5.6%	150.9	132.5	13.9%
Operating Income	38.1	37.6	1.3%	78.1	68.6	13.8%
Depreciation	(27.6)	(23.6)	16.9%	(53.9)	(46.9)	14.9%

OFFSHORE FACILITIES
Revenues	305.0	235.6	29.5%	598.0	415.4	44.0%
Gross Margin	48.7	24.5	98.8%	53.7	41.8	28.5%
Operating Income	30.1	6.5	nm	41.5	10.1	nm
Depreciation	(2.2)	(3.2)	-31.3%	(4.5)	(7.0)	-35.7%

ONSHORE-DOWNSTREAM
Revenues	747.7	557.9	34.0%	1,486.8	1,111.2	33.8%
Gross Margin	37.2	45.0	-17.3%	69.8	92.2	-24.3%
Operating Income	15.2	20.5	-25.9%	16.4	40.3	-59.3%
Depreciation	(1.1)	(2.6)	-57.7%	(3.5)	(4.8)	-27.1%

INDUSTRIES
Revenues	50.0	64.6	-22.6%	98.9	132.0	-25.1%
Gross Margin	7.4	6.2	19.4%	14.4	13.4	7.5%
Operating Income	2.6	1.5	73.3%	5.1	2.2	nm
Depreciation	(1.6)	(0.6)	nm	(1.9)	(1.1)	72.7%

CORPORATE
Operating Income	(1.5)	(0.1)	nm	(2.6)	(4.8)	-45.8%
Depreciation	(1.7)	(1.0)	70.0%	(3.5)	(2.1)	66.7%

     nm = not meaningful

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E) Euro vs. Foreign Currency Conversion Rates

	Statement of Income			Balance Sheet
	First Half 2006	Second Half 2005	First Half 2005	June 30, 2006	Dec 31, 2005	June 30, 2005
USD	1.22	1.24	1.29	1.29	1.18	1.21
GBP	0.69	0.68	0.69	0.69	0.69	0.67

F) Financial Statements of Technip SA

Key figures of the parent company financial statements for the first half of 2006, prepared in accordance with French Gaap, are presented as follows (in millions of Euro):

	June 30, 2006	June 30, 2005

	(six months)	(six months)
Revenues	64,2	52,5
Income/ (loss) from operating activities	-0,8	-2,2
Current income before tax	112,5	48,4
Exceptionnal income/(loss)	-19,0	-
Income tax	6,5	24,2

Net income	100,0	72,6

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TECHNIP

INTERIM CONSOLIDATED FINANCIAL
STATEMENTS

June 30, 2006

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CONTENTS

COMPARATIVE FINANCIAL STATEMENTS:

- CONSOLIDATED INCOME STATEMENTS

- CONSOLIDATED BALANCE SHEETS

- CONSOLIDATED STATEMENTS OF CASH FLOWS

-CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

- NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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1. CONSOLIDATED INCOME STATEMENTS

(Amounts in millions of Euro, except as otherwise stated)

		June 30, 2006	June 30, 2005

	Notes

Revenues	3	3,163.4	2,532.2
Cost of Sales		(2,874.6)	(2,252.3)

Gross Margin		288.8	279.9

Research and Development Expenses		(14.4)	(13.8)
Selling Costs		(38.6)	(46.0)
Administrative Costs		(123.7)	(104.6)
Other Operating Income		81.4	4.8
Other Operating Expenses		(55.0)	(3.9)

Income / (Loss) from Operations	3	138.5	116.4

Financial Income	4	12.1	9.9
Financial Expenses	4	(39.3)	(43.7)
Share of Income / (Loss) of Associates Accounted for Using the Equity Method		0.3	(0.1)

Income / (Loss) before Tax		111.6	82.5

Income Tax Expense	5	(32.6)	(27.8)

Income / (Loss) from Continuing Operations		79.0	54.7

Income / (Loss) from Discontinued Operations		-	-

Net Income / (Loss) for the Year		79.0	54.7

Attributable to:
Shareholders of the Parent Company		76.8	55.0
Minority Interests		2.2	(0.3)

		79.0	54.7

Number of Shares Considered for Net Earnings per Share Computation (1)	6	106,174,918	95,097,020
Number of Shares Considered for Net Diluted Earnings per Share Computation (2)	6	108,863,692	114,642,768
Number of Shares Considered for Net Fully Diluted Earnings per Share (3)	6	108,863,692	96,493,994
Net Earnings per Share (in Euros) (1)	6	0.74	0.58
Net Diluted Earnings per Share (in Euros) (2)	6	0.80	0.60
Net Fully Diluted Earnings per Share (in Euros) (3)	6	0.80	0.57

(1)	Net earnings per share are based on the weighted average number of outstanding shares during the period, after deducting treasury shares.

(2)
The net diluted earnings per share include the possible dilutive effects that may be generated by equity instruments (stock options) and compound financial instruments (convertible bonds OCEANE – converted into equity in March 2006). During the semester, the Group has not issued any financial instruments that might create an additional dilution on net earnings per share. During the semester ended June 30, 2006, the convertible bond was called for early conversion and fully converted into equity. Therefore, there is no longer any difference between net diluted earnings per share and net fully diluted earnings per share.

(3)
Net fully diluted earnings per share include the impact of all equity and compound financial instruments. The number of shares on a fully diluted basis comprises shares that would result from the convertible bond conversion into newly issued shares and from the exercise of subscription options, after deducting treasury shares. Earnings used as basis of this computation are restated to exclude net costs of income tax related to convertible bonds.

The accompanying notes are an integral part of these Consolidated Financial Statements.

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2. CONSOLIDATED BALANCE SHEETS

(Amounts in millions of Euro, except as otherwise stated)

ASSETS		June 30, 2006	December 31, 2005

	Notes
Non-Current Assets
Property, Plant and Equipment, Net	8	758.1	771.3
Intangible Assets, Net	9	2,446.1	2,451.9
Investments in Associates Accounted for Using the Equity Method		9.6	9.7

Other Financial Assets		14.6	11.6
Deferred Tax Assets	5	95.2	90.0
Available-for-Sale Financial Assets	10	24.7	-

		3,348.4	3,334.5

Current Assets
Inventories		122.3	101.0
Construction Contracts - Amounts Due from Clients	11	748.0	585.0
Advances Paid to Suppliers		358.2	266.9
Derivatives		21.3	3.5
Trade Receivables		271.6	440.0
Current Income Tax Receivables		55.0	51.8
Other Current Receivables		264.1	283.6
Cash and Cash Equivalents	12	2,091.1	2,187.8

		3,931.7	3,919.6

Assets of Disposal Group Classified as Held for Sale		-	42.9

TOTAL ASSETS		7,280.1	7,297.0

The accompanying notes are an integral part of these Consolidated Financial Statements.

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(Amounts in millions of Euro, except as otherwise stated)

SHAREHOLDERS' EQUITY		June 30, 2006	December 31, 2005

	Notes
Common Stock : 0.7625 Euro Nominal Share Value,		84.8	75.4
111,234,478 Shares as of June 30, 2006
98,874,172 Shares as of December 31, 2005

Paid-in-Surplus		1,897.4	1,336.7
Retained Earnings		525.1	522.7
Treasury Shares (1)		(226.6)	(52.4)
Foreign Currency Translation Reserve		(18.3)	4.5
Fair Value Reserve		0.9	(26.5)
Net Income		76.8	93.3

	13	2,340.1	1,953.7

Minority Interests		15.0	13.9

TOTAL EQUITY		2,355.1	1,967.6

LIABILITIES
Non-Current Liabilities
Convertible Bonds OCEANE (2)	14	-	650.1
Other Non-Current Financial Debt		682.0	655.2
Provisions	16	109.5	106.3
Deferred Tax Liabilities	5	120.5	100.4
Other Non-Current liabilities (a)		12.5	8.6

		924.5	1,520.6

Current Liabilities
Current Financial Debt	14	174.3	214.4
Trade Payables		893.6	978.1
Construction Contracts - Amounts Due to Clients	11	45.4	35.5
Advances Received		1,909.8	1,636.9
Derivatives		21.7	77.1
Provisions	16	101.1	133.4
Current Income Tax Payables		88.5	34.9
Other Current Payables		766.0	698.5

		4,000.5	3,808.8

TOTAL LIABILITIES		4,925.0	5,329.4

Liabilities Directly Associated with the Assets Classified as Held for Sale		-	-

TOTAL EQUITY AND LIABILITIES		7,280.1	7,297.0

(a)	Mainly payables related to fixed assets. In the 2005 financial statements, these were presented with Other current payables for 8,6 M€.

(1)	As of June 30, 2006 and December 31, 2005, Technip held 5,059,560 and 1,580,548 shares, respectively. These treasury shares have been deducted from shareholders’ equity in the consolidated accounts.

(2)	Convertible bonds (OCEANE) whose maturity was set on January 1, 2007, were converted early in March 2006.

The accompanying notes are an integral part of these Consolidated Financial Statements.

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3. CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in millions of Euro, except as otherwise stated)

	June 30, 2006	June 30, 2005

CASH FLOWS FROM OPERATING ACTIVITIES
Net Income for the Year	79.0	54.7

Adjustments for :
Depreciation of Property, Plant and Equipment and Amortization of Intangible Assets	67.3	61.9
Amortization of Convertible Bond Loan Redemption Premium	-	5.9
Charge related to Convertible Bond Split Accounting	10.0	8.8
Stock Option Charge	0.9	2.8
Non-Current Provisions (including Employee Benefits)	0.4	5.8
Share of Income / (Loss) of Associates Accounted for Using the Equity Method	-	0.8
Net (Gains) / Losses on Disposal of Assets and Investments	(26.4)	(5.2)
Deferred Tax	(15.7)	25.2

	115.5	160.7

Changes in Working Capital	290.1	(53.2)

Net Cash Generated from Operating Activities	405.6	107.5

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of Property, Plant and Equipment	(68.3)	(30.8)
Proceeds from Sales of Property, Plant and Equipment	33.1	1.2
Purchases of Intangible Assets	(3.2)	(1.3)
Acquisitions of Investments, Net of Cash Acquired	-	-
Proceeds from Sales of Investments	0.1	-
Changes in Scope of Consolidation	0.8	(0.2)

Net Cash Used in Investing Activities	(37.5)	(31.1)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in Borrowings	46.4	9.4
Decrease in Borrowings	(56.9)	(13.7)
Capital Increase	20.0	2.0
Share Buy-Back	(223.5)	(9.1)
Dividends Paid	(91.0)	(32.0)
Conversion of Convertible Bonds (OCEANE)	(63.4)	-

Net Cash (Used in) / Generated from Financing Activities	(368.4)	(43.4)

Effects of Foreign Exchange Rate Changes on Cash and Cash Equivalents	(96.4)	35.8

Net Increase in Cash and Cash Equivalents	(96.7)	68.8

Cash and Cash Equivalents as of January 1	2,187.8	1,434.0
Cash and Cash Equivalents as of June 30	2,091.1	1,502.8

	(96.7)	68.8

Interest paid	(41.1)	(41.1)
Interest received	21.0	17.8

Net	(20.1)	(23.3)

Income tax paid	(30.4)	(23.8)
Income tax credits received	17.9	30.9

Net	(12.5)	7.1

The accompanying notes are an integral part of these Consolidated Financial Statements.

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4. CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amounts in millions of Euro, except as otherwise stated)

	Stock issued

	Number of Shares Issued	Common Stock	Paid-in- Surplus	Retained Earnings	Treasury Shares	Foreign Currency Translation Reserve	Fair Value Reserve	Net Income (Parent Company)	Shareholders' Equity (Parent Company)	Minority Interests	Total Equity

As of January 1, 2006	98,874,172	75.4	1,336.7	522.7	(52.4)	4.5	(26.5)	93.3	1,953.7	13.9	1,967.6

- Foreign Currency Translation		-	-	-	-	-	-	-	-	-	-
Reserve
- Fair value adjustment on		-	-	-	-	-	(6.5)	-	(6.5)	-	(6.5)
financial assets available for sale

- Stock Option Charge		-	-	-	-	-	0.8	-	0.8	-	0.8
- Valuation of Derivative		-	-	-	-	-	-	-	-	-	-
Instruments
IAS 32 / IAS 39 - Cash Flow		-	-	-	-	-	51.7	-	51.7	(0.2)	51.5
Hedging

Total Income and Expense		-	-	-	-	-	46.0	-	46.0	(0.2)	45.9
Recognized Directly in Equity

Net Income first half 2006								76.8	76.8	2.2	79.0

Total Recognized Income		-	-	-	-	-	46.0	76.8	122.8	2.1	124.9
first half 2006

- Capital Increase	768,240	0.6	19.3	-	-	-	-	-	19.9	-	19.9
- Conversion of bonds	11,592,066	8.8	541.4	-	-	-	-	-	550.2	-	550.2
- Appropriation of 2005 Net		-	-	2.4	-	-	-	(93.3)	(91.0)	-	(91.0)
Income and 2005 Dividend
- Treasury Shares		-	-	-	(174.2)	-	-	-	(174.2)	-	(174.2)
- Foreign Currency Translation		-	-	-	-	(22.8)	-	-	(22.8)	(1.0)	(23.8)
Reserve
- fair value impact of derivatives		-	-	-	-	-	6.9	-	6.9	-	6.9
on shares
Convertible Bonds - Split		-	-	-	-	-	(25.5)	-	(25.5)	-	(25.5)
Accounting
Others		-	-	-	-	-	-	-	-	-	-

As of June 30, 2006	111,234,478	84.8	1,897.4	525.1	(226.6)	(18.3)	0.9	76.8	2,340.1	15.0	2,355.1

The accompanying notes are an integral part of these Consolidated Financial Statements.

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	Stock issued

	Number of Shares Issued	Common Stock	Paid-in- Surplus	Retained Earnings	Treasury Shares	Foreign Currency Translation Reserve	Fair Value Reserve	Net Income (Parent Company)	Shareholders' Equity (Parent Company)	Minority Interests	Total Equity

As of January 1, 2005	24,110,654	73.5	1,275.6	445.8	(32.4)	(34.3)	11.6	111.8	1,851.6	9.8	1,861.4

First-time Application IAS 32 /
IAS 39 as of January 1, 2005:
- Foreign Currency Translation		-	-	-	-	-	11.2	-	11.2	-	11.2
Reserve
- Valuation of Derivative		-	-	-	-	-	30.0	-	30.0	-	30.0
Instruments
- Stock Option Charge		-	-	-	-	-	-	-	-	-	-
- IAS 32 / IAS 39 - Cash Flow		-	-	-	-	-	(22.9)	-	(22.9)	-	(22.9)
Hedging

Total Income and Expense		-	-	-	-	-	18.3	-	18.3	-	18.3
Recognized Directly in Equity

Net Income first half 2005								55.0	55.0	(0.3)	54.7

Total Recognized Income first		-	-	-	-	-	18.3	55.0	73.3	(0.3)	73.0
half 2005

Capital Increase	118,400	0.1	1.9	-	-	-	-	-	2.0	-	2.0
Appropriation of Net Income 2004		-	-	79.8	-	-	-	(111.8)	(32.0)	-	(32.0)
and Prepaid Dividend
Split 4-for-1 Shares	72,331,962	-	-	-	-	-	-	-	-	-	-
Treasury Shares		-	-	-	(9.1)	-	-	-	(9.1)	-	(9.1)
Foreign Currency Translation		-	-	-	-	8.8	-	-	8.8	1.5	10.3
Reserves
Convertible Bonds - Split		-	-	-	-	-	32.8	-	32.8	-	32.8
Accounting

As of June 30, 2005	96,561,016	73.6	1,277.5	525.6	(41.5)	(25.5)	62.7	55.0	1,927.4	11.0	1,938.4

Stock Option Charge		-	-	-	-	-	5.4	-	5.4	-	5.4
IAS 32 / IAS 39 - Cash Flow		-	-	-	-	-	(94.6)	-	(94.6)	-	(94.6)
Hedging

Total Income and Expense		-	-	-	-	-	(89.2)	-	(89.2)	-	(89.2)
Recognized Directly in Equity

Net Income second half 2005								38.3	38.3	2.0	40.3

Total Recognized Income second		-	-	-	-	-	(89.2)	38.3	(50.9)	2.0	(48.9)
half 2005

Capital Increase	2,347,264	1.8	60.0	-	-	-	-	-	61.8	-	61.8
Treasury Shares	(34,108)	-	(0.8)	-	(10.9)	-	-	-	(11.7)	-	(11.7)
Foreign Currency Translation		-	-	-	-	30.0	-	-	30.0	0.9	30.9
Reserves
Others		-	-	(2.9)	-	-	-	-	(2.9)	-	(2.9)

As of December 31, 2005	98,874,172	75.4	1,336.7	522.7	(52.4)	4.5	(26.5)	93.3	1,953.7	13.9	1,967.6

The accompanying notes are an integral part of these Consolidated Financial Statements.

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5. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Technip’s principal business includes the following:

§ Lump sum or cost plus engineering service contracts performed over a short period;

§ Engineering, manufacturing, installation and commissioning service contracts lasting approximately 12 months;

§ Turnkey projects related to complex industrial facilities with engineering, procurement, construction and start-up, in respect of industrial performances and a contractual schedule. The average duration of these contracts is three years but can vary depending on the contract.

Note 1 – Basis of Preparation and Accounting Policies

Basis of Preparation of the Condensed Interim Consolidated Financial Statements

The interim consolidated financial statements for the six-month period ended 30 June, 2006 have been prepared in accordance with International Financial Reporting Standards (IFRS) published by the International Accounting Standards Board (IASB), including those applicable from January 1st, 2006 and as endorsed by the European Union as at June 30, 2006.

The interim consolidated financial statements for the six-month ended 30 June 2006 have been prepared in accordance with IAS 34 Interim Financial Reporting.

These accounts have been approved by the Board of Directors on July 26, 2006.

The interim consolidated financial statements do not include all of the disclosures and notes required by IFRS and thus must be read in conjunction with the full year consolidated financial statements as of December 31, 2005.

Significant Accounting Policies

The accounting policies applied in the interim consolidated accounts for the six-month period ended June 30, 2006 are in conformity with those applied in the financial statements at December 31, 2005, with the exception of the adoption of the following standards, amendments or interpretations that are compulsory applicable from January 1, 2006:

Standards Applicable from January 1, 2006:

Amendments to IAS 19: Employee Benefits – Actuarial Gains and Losses, Group Plans and Disclosures

The amendment to IAS 19 concerning actuarial gains and losses is applicable as from January 1, 2006. Technip has not yet decided to opt for this standard, in particular regarding the possibility of recording all actuarial gains and losses directly in equity.

Amendments to IAS 39 Revised: Financial Instruments – Recognition and Measurement, Cash Flow Hedge Accounting of Forecast Intra-group Transactions amendment.

This amendment has no significant impact on the Group financial statements.

Amendments to IAS 21: The Effects of Changes in Foreign Exchange Rates

This amendment is not applicable to the Group as at June 30, 2006.

Amendments to IAS 39: Fair value option

This amendment is not applicable to the Group as at June 30, 2006.

Limited revision on IFRS 4 Insurance contracts and IAS 39: Financial guarantee Contracts amendment

This revision has no impact on the Group’s financial statements.

The accompanying notes are an integral part of these Consolidated Financial Statements.

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IFRIC 4: “Determining whether an Arrangement Contains a Lease”

This interpretation is not applicable to the Group as at June 30, 2006.

Standards with a Mandatory Application after December 31, 2006.

Technip financial statements at December 31, 2005, do not include the possible impact of standards published as at June 30, 2006 whose applications are only mandatory for periods starting after December 31, 2006.

The group is currently working on the changes in disclosures required by the following standards applicable as from January 1, 2007:

- IAS 1: Amendment Relating to Information Linked with Equity

- IFRS 7: Disclosures on Financial Instruments

- IFRIC 7: Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies

Rules and Estimates

Consolidated financial statements have been prepared in accordance with the IFRS: fair presentation, consistency, going concern, relative extent and business combinations. The consolidated assets have been evaluated under the historical cost convention, except for financial assets and derivative financial instruments, which have been measured at fair value. The Group consolidated financial statements are presented in millions of euro and all values are rounded to the nearest hundreds of thousands, except when otherwise indicated.

The preparation of financial statements in compliance with IFRS requires the use of certain critical accounting estimates. The main assessments and accounting assumptions made in the Group’s financial statements relate to the construction contracts, to the valuation of Group exposure to litigations and to residual goodwill valuation.

Note 2 – Changes in Scope of Consolidation

First half of 2006

No significant change in scope occurred during the first half of 2006.

Year ended December 31, 2005

In 2005, no significant change in scope of consolidation has occurred. Only three entities that are working on active construction contracts entered the consolidation scope, Technip South Africa (subsidiary controlled at 51%), Technip Marine Sdn. Bhd (subsidiary controlled at 90%) and Technipetrol Hellas (subsidiary controlled at 99%).During 2005, the group also decided the discontinuance of its pharmaceutical activities in U.S.A. through the liquidation in progress of Technip BioPharm at the end of July 2005, the disposal of Technip Engineering Brunei on September 30, 2005 and the sale of Technip Portugal to its management at the end of December 2005, without any significant impact on net income from continuing operations.

Over the year 2005, new legal entities have been created to support contracts in joint ventures: CTJV and CTEP (Qatargas 2) in Qatar, CTJV and CTEP (Rasgas 3) also in Qatar, Yemgas FZCO in Yemen, Technip Consortium (Dung Quat) in Vietnam, HT JV (Koniambo) in New Caledonia and TPVI (Hovensa) in the U.S. Virgin Islands.

Note 3 – Segment Information

Segment information is presented by business segment, the primary segment-reporting format of the Group being determined to be a business segment.

In order to improve the follow-up of its operating performances, the Group organized the reporting of its operations into five segments:

The accompanying notes are an integral part of these Consolidated Financial Statements.

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§ The SURF segment (Subsea Umbilicals, Risers and Flowlines), which includes the manufacturing, supply and installation of sub-marine equipments.

§ The Facilities segment, which includes the fabrication of floaters, fixed platforms and topsides.

§ The Onshore Downstream segment, which comprises all business units in charge of engineering and construction of petrochemical and refining units as well as upstream facilities, including gas treatment units, LNG facilities and onshore pipelines.

§ The Industries segment, which is devoted to engineering and construction of non-oil related facilities, such as pharmaceutical or chemical units, power plants, cement factories, industrial buildings and infrastructures.

§ The Corporate segment, which comprises the holding activities, the reinvoicing of Group services, management fees, EDP services and reinsurance activities.

The segment result disclosed by Technip in its business segment information is the “Income / (Loss) from Operations”.

Consequently, the segment result does not include financial income and expenses (except financial result on contracts), income tax expense and the share of income / (loss) of associates accounted for using the equity method.

In millions of Euro

Six-month period ended	SURF	Facilities	Onshore Downstream	Industries	Corporate	Not Allocable	Total	Discontinued	Total
June 30, 2006					(1)		Continuing	Operations
							Operations

Revenues
Sales to External Customers	979.7	598.0	1,486.8	98.9	-	-	3,163.4	-	3,163.4

Total Revenues	979.7	598.0	1,486.8	98.9	-		3,163.4	-	3,163.4

Gross Margin	150.9	53.7	69.8	14.4			288.8		288.8
Income / (Loss) From Operations	78.1	41.5	16.4	5.1	(2.6)	-	138.5	-	138.5

Financial Income / (Expenses)						(27.2)	(27.2)	-	(27.2)
Share of Income / (Loss) of Associates			0.3				0.3	-	0.3
Accounted for Using the Equity Method
Income Tax Expense						(32.6)	(32.6)	-	(32.6)
Discontinued Operations							-	-	-

Net Income / (Loss) for the Year							79.0	-	79.0

In millions of Euro

Six-month period ended	SURF	Facilities	Onshore	Industries	Corporate	Not Allocable	Total	Discontinued	Total
June 30, 2005			Downstream		(1)		Continuing	Operations
							Operations

Revenues
Sales to External Customers	873.6	415.4	1,111.2	132.0	-	-	2,532.2	-	2,532.2

Total Revenues	873.6	415.4	1,111.2	132.0	-		2,532.2	-	2,532.2

Gross Margin	132.5	41.8	92.2	13.4			279.9		279.9
Income / (Loss) From Operations	68.6	10.1	40.3	2.2	(4.8)	-	116.4	-	116.4
Financial Income / (Expenses)						(33.8)	(33.8)	-	(33.8)
Share of Income / (Loss) of Associates			(0.1)				(0.1)	-	(0.1)
Accounted for Using the Equity Method
Income Tax Expense						(27.8)	(27.8)	-	(27.8)
Discontinued Operations							-	-	-

Net Income / (Loss) for the Year							54.7	-	54.7

(1) Reinvoicing performed by the Corporate segment regarding Group services provided to other segments are not presented in the section “Segment information”, as they are not related to the activity of Technip.

The accompanying notes are an integral part of these Consolidated Financial Statements.

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Note 4 – Financial Income and Expenses

The financial result is a charge of (€27.2) million as of June 30, 2006, to be compared with (€33.8) million as of June 30, 2005. The breakdown is as follows:

In millions of Euro

	June 30, 2006	June 30, 2005

Financial Income
Interest Income from Treasury Management (1)	8.2	6.4
Dividends from Non-Consolidated Investments	0.5	-
Financial Income related to Employee Benefits	1.2	1.9
Net exchange gains	2.2	1.6

	12.1	9.9

In millions of Euro

	June 30, 2006	June 30, 2005

Financial Expenses

Convertible Bonds : Financial Charges	(10.0)	(17.5)
Convertible Bonds : Loss on Buy Out	-	(2.0)
Convertible Bonds : Interest Expense	(14.9)	(14.6)
Interest on Credit Facilities	(1.9)	(1.6)
Financial Expenses related to Employee Benefits	(4.9)	(3.9)
Interest Expenses on Bank Borrowings and Overdrafts	(4.9)	(3.4)
Others	(2.7)	(0.7)

	(39.3)	(43.7)

Net financial expenses	(27.2)	(33.8)

In millions of Euro

	June 30, 2006	June 30, 2005

Net financial expenses
Financial income	12.1	9.9
Financial expenses	(39.3)	(43.7)

	(27.2)	(33.8)

(1) Mainly resulting from gains on disposals of marketable securities.

Due to the conversion of convertible bonds (OCEANE), the net financial income of June 2006 and 2005 can not be compared.

Note 5 – Income Tax

(a) Income Tax Expense

In millions of Euro

Consolidated Income Statement	June 30, 2006	June 30, 2005

Current Income Tax
Income Tax Expense	(48.3)	(2.6)
Deferred Income Tax	15.7	(25.2)

Income Tax Expense as reported in the Consolidated Income Statement	(32.6)	(27.8)

The accompanying notes are an integral part of these Consolidated Financial Statements.

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(b) Income Tax Reconciliation

In millions of Euro

Consolidated Income Statement	June 30, 2006	June 30, 2005

Current Income Tax
Income Tax Expense	(48.3)	(2.6)
Deferred Income Tax	15.7	(25.2)

Income Tax Expense as reported in the Consolidated Income Statement	(32.6)	(27.8)

The effective income tax rate amounts to 29.2% as of June 30, 2006 to be compared with an effective rate of 33.7% as of June 30, 2005.

The decrease of the effective tax rate is mainly due to the recording of deferred tax assets in relation with the tax losses on Brazilian subsidiaries.

(c) Deferred Income Tax

The net change in deferred tax between December 31, 2005 and June 30, 2006 is mainly an increase in deferred tax liabilities due to the change in IAS 32 and IAS 39 impacts, and the release of deferred taxes on the OCEANE redemption premium following their conversion.

Note 6 – Net Diluted Earnings per Share

In millions of Euro

	June 30, 2006	June 30, 2005

Net Income Attributable to Shareholders of the Parent Company	76.8	55.0
Convertible Bonds: Split Accounting	8.1	7.6
Convertible Bonds: Redemption Premium after Tax	1.9	3.9
Convertible Bonds: Financial Costs net of Tax	-	2.6

Net Income before Convertible Bond Financial Costs	86.8	69.1

In thousands
Number of Shares:
- Issued Shares at period end	111,234	96,561
- Stock Options not Exercised at period end	2,689	5,282
- Convertible Bonds	-	14,406
- Treasury Shares	(5,060)	(1,606)

Denominator for Calculation of Net Fully Diluted Earnings per Share at period end	108,863	114,643
Denominator for Calculation of Net Diluted Earnings per Share at period end	108,863	96,494
Denominator for Calculation of Net Earnings per Share	106,174	95,097

In Euro

Net Fully Diluted Earnings per Share (1)	0.80	0.60
Net Diluted Earnings per Share (2)	0.80	0.57
Net Earnings per Share (3)	0.74	0.58

(1)
The net diluted earnings per share take into account the possible dilutive effects that may be generated by equity instruments (stock options) and compound financial instruments (convertible bonds OCEANE). During the period, the Group did not issue other financial instrument that may have any diluted effect on the net earnings per share. All the convertible bonds were converted during the first semester 2006.

(2)
The net fully diluted earnings per share systematically comprise the impact of all equity instruments and compound financial instruments. The number of shares on a fully diluted basis includes the shares that would result from the convertible bond conversion to newly issued shares and from the exercise of stock options, but excludes the treasury shares. The result used for the calculation of the net fully diluted earnings per share excludes the costs of convertible bonds, net of tax.

The accompanying notes are an integral part of these Consolidated Financial Statements.

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(3)	The net earnings per share are calculated based on the average number of ordinary shares outstanding during the period, less the treasury shares.

Since the convertible bonds were converted in 2006, the net diluted result per share and the net fully diluted result per share are equal as of June 30, 2006.

Note 7 – Dividends Paid

Dividends paid regarding years 2005 and 2004 respectively amounted to €91.0 million and €79.5 million (€0.92 per share and €0.825 per share respectively).

Note 8 – Property, Plant and Equipment

During the first half of 2006, the Group sold a building in Lyon. The selling price was €7.7 million and the net profit amounted to €5.3 million.

The Group bought a new vessel for €15 million, and launched a program for increasing the capacity of its production facilities in Le Trait and Vitoria. Capitalized amount in this respect as at June 30, 2006 is €11 million.

No material change was recorded during the first half of 2005.

This caption does not include any asset acquired through a lease contract.

Note 9 – Intangible Assets

There has been no significant change over the six-month period ended June 30, 2006. During the first half of 2006, no meaningful event occurred which might have caused to impair the value of goodwill or other intangible assets. Therefore no impairment test was performed as of June 30, 2006.

The situation was the same as at June 30, 2005.

Note 10 – Available-for-Sale Financial Assets

In millions of Euro
	Carrying amount	Fair value

Available-for-sale financial assets	June 30, 2006	June 30, 2006

Shares - listed	24.7	24.7

	24.7	24.7

For the year 2005, no available-for-sale financial asset has been recorded in the Group financial accounts. During the first half of 2006, the Group acquired an available-for-sale financial asset - shares of a listed company in the United States - that was depreciated against equity during this period. The change in the shares fair value as of June 30, 2006 amounts to a €6.5 million.

As of today, the Group is not aware of any indication that an impairment loss may have occurred.

The accompanying notes are an integral part of these Consolidated Financial Statements.

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Note 11 – Construction Contracts

In millions of Euro
	June 30, 2006	December 31, 2005

Construction Contracts - Amounts Due from Clients	748.0	585.0
Construction Contracts - Amounts Due to Clients	(45.4)	(35.5)
Advances Received	(1,909.8)	(1,636.9)

Total Construction Contracts, Net	(1,207.2)	(1,087.4)

Costs and Margins Recognized at the Percentage of Completion	11,238.3	10,275.8
Progress Billings	(12,406.2)	(11,331.2)
Losses at Completion	(45.4)	(35.5)
Bid Costs	6.2	3.5

Total Construction Contracts, Net	(1,207.2)	(1,087.4)

The evolution during the period is not material, netting contracts that were realized with new contracts sold.

Note 12 – Cash and Cash Equivalents

In millions of Euro

	June 30, 2006	December 31, 2005

Detailed Analysis of Cash and Cash Equivalents by Currency
Euro	798.3	1,053.8
U.S. Dollar	962.4	808.4
Pound Sterling	56.7	77.7
Norwegian Crown	7.3	17.4
Japanese Yen	145.4	104.0
Others	121.0	126.5

Total Cash and Cash Equivalents	2,091.1	2,187.8

Marketable Securities	June 30, 2006	December 31, 2005

Historical Cost	393.5	621.5
Valuation Allowance	-	-

Marketable Securities' Market Value at Year-end	393.5	621.5

Detailed Analysis of Marketable Securities
Mutual Funds	366.4	471.2
Certificates of Deposits	27.1	50.4
Fixed Term Deposits	-	86.0
Treasury Shares	-	-
Others	-	13.9

Total Marketable Securities	393.5	621.5

Cash and petty cash	1,697.6	1,566.3

Total Cash and Cash Equivalents	2,091.1	2,187.8

The accompanying notes are an integral part of these Consolidated Financial Statements.

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Note 13 – Shareholders’ Equity

(a) Parent Company’s Common Stock Breakdown and Changes

As of June 30, 2006, Technip common stock consisted of 111,234,478 outstanding authorized shares with a par value of €0.7625. The changes since December 31, 2004 can be analyzed as follows:

Common Stock:	Number of Shares	Common Stock
Nominal Value of €3,05 until May 13, 2005, then €0,7625	Outstanding	(In millions of Euro)

Common Stock as of December 31, 2004	24 110 654	73,5

Share Split 4-for-1 (3)	72 331 962	-
Stock Option Exercised (2)	2 465 664	1,9
Cancellation of Treasury Shares	(34 108)	-

Common Stock as of December 31, 2005	98 874 172	75,4

Stock Option Exercised (2)	768 240	0,6
Conversion of bonds	11 592 066	8,8

Common Stock as of June 30, 2006	111 234 478	84,8

(1)	On May 13, 2005 ordinary shares were split 4-for-1 on the decision of the Combined Shareholders’ Meeting of April 29, 2005.

(2)	These increases result from the exercise of stock options granted to employees.

(b) Technip Shareholders as of June 30, 2006

	June 30, 2006	December 31, 2005

Oppenheimer Funds Inc	5.2%	5.9%
IFP	2.8%	3.2%
Lehman Brothers International	4.6%	4.7%
Employees	1.6%	2.0%
Treasury shares (1)	4.6%	1.6%
Others	81.2%	82.6%

Total	100.0%	100.0%

(1): 5,059,560 treasury shares as of June 30, 2006.

The accompanying notes are an integral part of these Consolidated Financial Statements.

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(c) Treasury Shares

Treasury Shares	Number of Shares	Treasury Shares
		(In millions of Euro)

Treasury Shares as of December 31, 2004	340,242	(32.4)

Increase due to Share Split 4-for-1 (1)	1,020,726	-
Cancellation of Treasury Shares	(34,108)	0.8
Increase	949,652	(41.8)
Decrease due to Stock Options Exercised	(695,964)	21.0

Treasury Shares as of December 31, 2005	1,580,548	(52.4)

Cancellation of Treasury Shares	-	-
Increase	6,284,474	(289.9)
Decrease due to Stock Options Exercised	(2,805,462)	115.7

Treasury Shares as of June 30, 2006	5,059,560	(226.6)

(1) On May 13, 2005, Technip’s ordinary shares were split 4-for-1.

The total value of treasury shares shown as a deduction from equity amounts to €226.6 million as of June 30, 2006, representing 5,059,560 shares, and €52.4 million as of December 31, 2005.

Note 14 – Financial Debt

(a) Analysis by Maturity

In millions of Euro

		June 30, 2006	December 31, 2005

Non-Current
Convertible Bonds OCEANE (1)		-	650.1
Corporate Bond (2)		650.0	650.0
Bank Borrowings and Credit Lines (3)		26.0	0.2
Refundable Advances (Non-Current)		6.0	5.0
Others		-	-

		682.0	1,305.3

Current
Commercial Paper		150.0	150.0
Bank Overdrafts		20.7	39.2
Accrued Interest Payable		3.6	24.2
Refundable Advances (Current)		-	1.0
Capital Lease		-	-

	(4)	174.3	214.4

Total Financial Debt		856.3	1,519.7

(1)
As of December 31, 2005, convertible bonds OCEANE whose redemption date was set on January 1, 2007 present a maturity of one year and one day and therefore are classified as non-current. Their forward call occurred in March 2006.

(2)
On May 26, 2004, Technip issued a corporate bond for an initial amount of €650 million. The redemption date is set on May 26, 2011. The coupon payable on May 26 of each year amounts to 4.625% per year of the bond nominal value.

(3)	These bank facilities are mainly draw down as granted loans provided to a Brazilian subsidiary in the context of export pre-financing and refinancing of investments.

(4)	The current financial debt of €174.3 million mainly comprises the following financings:

	•	Commercial paper for €150.0 million (terms from 1 to 3 months);

	•	Bank overdrafts and other short-term bank facilities for €20.7 million;

	•	Accrued interest on corporate bond and several bank borrowings for €3.6 million.

The accompanying notes are an integral part of these Consolidated Financial Statements.

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The payments due in 2006 and 2007 in respect of long tem debt amount to €180.1 million, of which €3.6 million is accrued interest payable in 2006.

Following a decision of the Board of Directors on February 22, 2006, the Group announced its decision to call the convertible bonds for early redemption. In March 2006, Technip converted 3,577,782 bonds, and reimbursed the 2,029 remaining bonds.

(b) Comparison of Carrying Amount and Fair Value of Non-Current Financial Debt

In millions of Euro
	Carrying	Fair value
	amounts

	June 30, 2006	June 30, 2006

Non-Current
Convertible Bonds OCEANE	-	-
Corporate Bond	653.0	659.9
Bank Borrowings and Credit Lines	26.6	26.6
Refundable Advances (Non-Current)	6.0	6.0
Other	-	-

	685.6	692.5

In the above table, accrued interest presented in current liabilities are included in both carrying amounts and fair value for €3.6 million (€3.0 million for corporate bond and €0.6 million for bank borrowings).

(c) Analysis by Type of Interest Rate

(After possible hedging of interest rates)

In millions of Euro

	June 30, 2006	December 31, 2005

Fixed Rate	659.0	1,330.5
Floating Rate	197.3	189.2

Total Financial Debt	856.3	1,519.7

As of June 30, 2006, the fixed-rate debt mainly comprises the corporate bond.

Over the first half of 2006, the average rate of the fixed-rate debt stands at 5.12% per year (4.58% without the effects of split accounting, to be compared with 3.88% for the first semester 2005).

Over the same period, the average rate of the overall Group debt (fixed and floating rate) stands at 4.96% per year (4.48% without the effects of split accounting, to be compared with 3.04% for the first semester 2005).

The average rate of debt is calculated by dividing the amount of financial costs for the fiscal year (to the exclusion of bank fees not expressly related to the debt) by the average outstanding debt for the fiscal year.

Note 15 – Stock Options and Other Benefits

During the first half of 2006, no stock option plan was decided, nor plan of free share allocation to the staff.

The accompanying notes are an integral part of these Consolidated Financial Statements.

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Note 16 – Provisions

Changes in provisions over the period can be analyzed as follows:

In millions of Euro

	As of	Increase	Used	Unused	Foreign	Others (4)	As of
	January 1,		Provisions	Provision	Exchange		June 30, 2006
	2006			Reversals	Adjustments

Non-Current
Employee Benefits	102.0	12.5	(7.1)	(4.4)	(0.3)	2.9	105.6
Tax (1)	0.7	-	(0.3)	-	-	0.3	0.7
Litigation	3.0	-	-	-	-	-	3.0
Other Provisions (Non-Current) (2)	0.6	0.2	(0.3)	(0.3)	-	-	0.2

	106.3	12.7	(7.7)	(4.7)	(0.3)	3.2	109.5

Current
Employee Benefits	10.7	-	(0.1)	-	-	(2.9)	7.7
Contingencies related to Contracts	75.6	7.5	(20.3)	(13.0)	(3.0)	(1.0)	45.8
Restructuring	3.4	1.8	(0.8)	(1.0)	(0.2)	-	3.2
Tax (1)	9.2	2.9	(4.8)	-	(0.1)	(1.7)	5.5
Litigation	2.5	-	-	-	-	0.6	3.1
Reinsurance (3)	9.5	0.6	-	-	-	-	10.1
Other Provisions (Current) (2)	22.5	13.6	(5.5)	(4.8)	(1.0)	0.9	25.7

	133.4	26.4	(31.5)	(18.8)	(4.3)	(4.1)	101.1

Total Provisions	239.7	39.1	(39.2)	(23.5)	(4.6)	(0.9)	210.6

(1)	Tax provisions essentially relate to contingencies on tax adjustments regarding completed or ongoing contracts.

(2)	“Other Provisions” mainly relate to accrued liabilities that are not directly connected to the operating cycle with maturity greater than one year, such as provisions on administrative litigations above all.

(3)	Reinsurance provisions have been recorded at the level of the Group’s insurance captive (Engineering RE AG) as per IFRS 4.

(4)	Mainly including reclassifications of current / non-current items from January 1, 2006 to June 30, 2006.

The decrease in provisions is mainly due to the reversal of a provision on the Holstein contract (€22.7 million), following an out-of-court settlement with the client. Technip wrote-off a receivable of the same amount.

As mentioned in the Group accounting principles, the criteria of asset / liability classification as “Current” in the balance sheet rely either on the term of contracts’ operating cycle, or on the maturity of the liability less than one year. Therefore, current provisions on contingencies related to contracts may have maturities greater than one year because of the contracts’ operating cycle.

Note 17 – Market Related Exposure and Financial Instruments

(a) Liquidity Risk

A - Technip Group financing is carried out within the scope of a group policy implemented by the Financial and Control Department.

B - Cash management is centralized at the head office and coordinated through the financial centers located in the Group's main operating subsidiaries.

The SNC Technip Eurocash (general partnership) is acting as a cash pooling entity for the Group’s main entities in respect of the various legislation and regulations in force locally. Thus, the SNC Technip Eurocash entered into cash pooling agreements with the Group’s subsidiaries in order to pool the surplus cash, to meet their needs by pooling the Group’s financial resources except when economic and financial conditions lead to giving priority to a local debt. Technip Eurocash's management committee is made up of representatives of the Group entities that are members of the SNC. This committee meets several times per year.

The accompanying notes are an integral part of these Consolidated Financial Statements.

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C - In May 2004, Technip took advantage of favorable market conditions to issue a bond loan for an amount of €650 million (see Note 14 – Financial Debt). It extended the average maturity of its debt.

D - As of June 30, 2006, the Group has various non-used financing sources that allow it to finance its needs:

          1/ An authorized €850 million credit facility, which was signed in 2004 and amended in 2005 by Technip (single redemption date: June 20, 2011). This credit line is not secured by immovable property granted on the Group’s assets. This credit line comes with the usual commitments from Technip and the affiliates entitled to borrow, excluding all financial ratios.

The amendment signed in June 2005 mainly related to the credit maturity extension to June 2010 and to the decrease in financial conditions. Another amendment signed in June 2006 extended the credit maturity to June 2011.

          2/ Two credit facilities granted to Technip, for an amount of €125 million each, usable in Euros or in U.S. dollars. The expiry dates are respectively May 26, 2010 and June 27, 2010. They have the same commitments as the credit described above. An amendment signed in July 2006 extended the credit maturity of both credit facilities to respectively May 26, 2011 and June 27, 2011.

          3/ Various unused credit facilities amounting to €23 million.

The credit agreements with respect to these various financing arrangements do not include early payment clauses in case of deterioration of the borrower’s credit rating. These credit agreements include a variable interest rate clause in case they are used.

As of June 30, 2006, the amount of credit facilities confirmed and available is €1,123 million of which €1,120 million is available beyond December 31, 2006. The outstanding commercial paper for the Group issued at the same date amount to €150 million for terms of 1 to 3 months within the scope of the program declared to the “Banque de France” for a maximum amount of €600 million.

(b) Currency Risk

Technip uses financial instruments to manage its exposure to currency risks incurred in the normal course of its business. The Group does not use financial instruments for trading or speculative purposes. The exchange hedging contracts are divided up between several counter parties who are selected after due analysis.

The primary hedging instruments used to manage Technip exposure to currency risks are as follows:

In millions of Euro	As of June 30,				As of December 31,
	2006				2005

	Maturity		Fair Value	Nominal Value	Nominal Value

	2007 and beyond	2006

Hedging Instruments
Buy Foreign Currency, Sell National Currency	90.7	67.0	0.1	157.7	139.4
(Forwards and Swaps)
Sell Foreign Currency, Buy National Currency	560.4	640.6	5.2	1,201.0	1,553.0
(Forwards, Swaps and Options)
Buy / Sell Foreign Currencies	131.2	411.7	1.5	542.9	661.4

	782.3	1,119.3	6.8	1,901.6	2,353.8

(c) Interest Rate Risk

Analysis of the Sensitivity of the Situation to the Change in Interest

In as much as the net indebtedness before and after management within one year and floating rate is negative, Technip is not exposed to interest rate risk on its debt in terms of financial charges.

The Group treasury is invested in short-term securities so as to insure its liquidity. Financial gains are subject to changes in currency exchange rates.

The accompanying notes are an integral part of these Consolidated Financial Statements.

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Method of Monitoring the Interest Rate Risk:

Technip regularly analyzes its exposure to interest rate risk. This activity is the responsibility of the Treasury Department and the Deputy Financial Officer in charge of the financing and the treasury of the Group, who, in turn reports to Chief Financial Officer. The Group does not use financial instruments for speculative purposes.

(d) Credit Risk

A significant portion of the Group’s activity is concentrated with a limited number of clients since the worldwide market is dominated by a small number of major oil and gas companies. Consequently, the Group regularly performs credit risk analyses before entering into contracts and has set up procedures for monitoring payments made by customers.

Over the first half of 2006 and to date, the Group has not observed significant payment defaults by its clients.

Note 18 – Off-Balance Sheet Commitments and Contingencies

The off-balance sheet commitments are presented below. Off-balance sheet commitments related to financial debts are disclosed in note 14- Financial Debt. There is no material off balance sheet commitment that is not described below.

In millions of Euro

	Total as of	Scheduled Payments by Period

	June 30, 2006	2006	2007-2010	2011 and beyond

Contractual Commitments
Operating Leases	340.3	24.0	166.5	149.8
Foreign Exchange Rate Financial Instruments	1,901.6	1,119.3	782.3	-

	2,241.9	1,143.3	948.8	149.8

	Total as of	Amounts of Commitments by Period

	June 30, 2006	2006	2007-2010	2011 and beyond

Other Commitments
Parent Company Guarantees	25,442.6	4,057.7	17,145.5	4,239.4
Other Commitments Given	2,982.4	653.2	2,033.5	295.7

Total Commitments Given	28,425.0	4,710.9	19,179.0	4,535.1

Total Commitments Received	781.3	383.9	375.4	22.0

(a) Capital Leases and Operating Leases

The Group rents various equipment, vessels and buildings, mainly under lease contracts that will end during the next ten years. It is likely that the Group will have to renew or to replace them.

At the end of June 2006, the rental expense amounted to €25.7 million (including rental expense on vessels for €3.4 million).

As of June 30, 2006, the Group’s commitments related to operating leases break down as follows:

In millions of Euro

Operating Leases

Rental expenses for the first half of 2006	25.7

2006 (second half of the year)	24.0
2007	45.0
2008	43.1
2009	40.5
2010	37.9
2011	35.3
2012 and beyond	114.5

Total Current Net Value of Capital and Operating Leases	340.3

The accompanying notes are an integral part of these Consolidated Financial Statements.

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(b) Bank and Commercial Guarantees

Commitments given and received are summarized hereafter:

In millions of Euro	As of June 30,	As of December 31,

	2006	2005

Parent Company Guarantees	25,442.6	23,234.9
Other Commitments Given	2,982.4	2,817.0

Total Commitments Given	28,425.0	26,051.9

Total Commitments Received	781.3	675.1

Parent company guarantees given by the parent company or its subsidiaries to clients cover the due and proper performance of the specified construction contracts for which the average expiration period until the release of the commitment guarantees is about 5 years. Regarding joint ventures, the amounts disclosed in the parent company guarantees, which stand at €16,095 million, also include the contract part allocated to the Group’s partners in joint venture and are not reduced according to the projects’ percentage of completion. They are not reduced from the amount of parent company received from Technip partners within these joint ventures, whereas Technip issues parent company guarantees in their favor.

The parent company guarantees issued by Technip for contracts out of joint-venture frameworks amount to €9,347.6 million as of June 30, 2006.

The following table illustrates the breakdown of these €16,095 million of parent company guarantees issued by Technip within joint venture contracts, according to the Group’s percentage of ownership in these joint ventures, as of June 30, 2006.

In millions of Euro
Total Parent Company Guarantees Issued within Joint Ventures
	Allocation as per % of Technip's Ownership in Joint Ventures

TOTAL	Less or equal to 25%	Greater than 25% and less	Greater than 40% and less	Greater than 75% and less
		or equal to 40%	or equal to 75%	than 100%

16,095.0	2,410.0	11,924.0	1,761.0	-

Other commitments given mainly relate to guarantees or counter-guarantees given by banks and insurance companies to various customers in connection with ongoing contracts, in order to secure due and proper performance of the contracts or following the payment of retention guarantees and advance billings.

Commitments received mainly relate to similar guarantees obtained from suppliers or subcontractors in connection with ongoing contracts.

(c) Contingencies: Exceptional Events and Litigation

Between January 1 and June 30, 2006, the situation of litigation described in the 2005 annual report changed as follows:

The French company ITP filed complaints against Coflexip (company acquired by Technip in 2001) concerning a technology for insulating submarine pipe lines. The EPO (European Patent Office) rejected their demand. The proceedings started in the United Kingdom had a favorable end for Technip.

In May 2006, the Tribunal de Commerce (Commercial Court) of Paris took a non-enforceable decision in favor of ITP. Considering the position of ITP is not justified, Technip filed an appeal.

The accompanying notes are an integral part of these Consolidated Financial Statements.

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Note 19 – Subsequent Events

During the third quarter of 2006, one of Technip‘s subsidiaries received a claim for unpaid taxes from the French tax authorities. This claim is being contested as unfounded as per established administrative procedures.

VI STATUTORY AUDITORS’ REPORT

The accompanying notes are an integral part of these Consolidated Financial Statements.

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STATUTORY AUDITORS’ REVIEW REPORT ON FIRST HALF-YEAR
FINANCIAL INFORMATION FOR 2006
(Period from January 1, 2006 to June 30, 2006)

This is a free translation into English of the Statutory Auditors’ review report issued in French and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders,

In our capacity as statutory auditors and in accordance with the requirements of article L 232-7 of French Commercial Law (“Code de Commerce”), we hereby report to you on:

  the review of the accompanying condensed half-year consolidated financial statements of Technip, for the period January 1 to June 30, 2006, the verification of information contained in the half-year management report.

These condensed half-year consolidated financial statements are the responsibility of the Board of Directors. Our role is to express a conclusion on these financial statements based on our review.

We conducted our review in accordance with professional standards applicable in France. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with professional standards applicable in France and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed half-year consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34 -standard of the IFRS as adopted by the European Union applicable to interim financial information.

In accordance with professional standards applicable in France, we have also verified the information given in the half-year management report on the condensed half-year consolidated financial statements subject to our review.

We have no matters to report as to its fair presentation and consistency with the condensed half-year consolidated financial statements.

Neuilly-sur-Seine and Paris-La-Défense, October 10th, 2006

Les Commissaires aux Comptes
Membres de la Compagnie Régionale de Versailles

Barbier, Frinault et Autres	PricewaterhouseCoopers Audit
41, rue Ibry	63, rue de Villiers
92576 Neuilly-sur-Seine Cedex	92208 Neuilly-sur-Seine Cedex

Gilles Puissochet	Louis-Pierre Schneider

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECHNIP
Dated: November 9, 2006
	By:	/s/ Olivier Dubois Olivier Dubois President, Finance and Control Chief Finance Officer